

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2014

<u>Via E-mail</u>
James S. Gulmi
Chief Financial Officer
Genesco Inc.
Genesco Park, 1415 Murfreesboro Road
Nashville, Tennessee 37217-2895

      Re: Genesco Inc.
             Form 10-K for the Fiscal Year Ended February 2, 2013
             Filed April 3, 2013
             File No. 001-03083

Dear Mr. Gulmi:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Craig Arakawa for

                      Tia L. Jenkins
                      Senior Assistant Chief Accountant
                      Office of Beverages, Apparel and Mining